UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70202

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Freitag Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 State Street, Suite 100
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Freitag (Name) 617-655-7055 (Area Code – Telephone Number) a.freitag@freitagco.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren and Company, CPAs
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd (Address) Olathe (City) KS (State) 66062 (Zip Code)

01/05/2015 (Date of Registration with PCAOB)(if applicable) 6075 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mark Bedell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Freitag Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL
STATE OF OHIO
Brian Heskamp
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration Date
Sec 147.03 O.R.C.

Signature: [signature]

Title:
CCO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Freitag Capital LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2024

FREITAG CAPITAL LLC

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Freitag Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Freitag Capital, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Freitag Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Freitag Capital, LLC's management. Our responsibility is to express an opinion on Freitag Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Freitag Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included in the Company's Corresponding Audited Form X-17A-5 Part II Filing, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Freitag Capital, LLC's financial statements. The supplemental information is the responsibility of Freitag Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included in the Company's Corresponding Audited Form X-17A-5 Part II Filing, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Freitag Capital, LLC's auditor since 2020.

Olathe, Kansas

March 14, 2025

FREITAG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Current assets:		
Cash	$	18,130
Prepaid expenses and deposits		2,049
Total Current Assets	$	20,179
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	944
Total current liabilities		944
Member’s Equity		19,235
Total member’s equity		19,235
Total Liabilities and Member’s Equity	$	20,179

The accompanying notes are an integral part of this statement.

FREITAG CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Total revenues		-
EXPENSES:		
Regulatory fees and expenses		4,247
Occupancy and equipment		2,735
Communication and data processing		5,800
Professional fees		15,712
Other operating expenses		2,147
Total expenses		30,641
NET LOSS	$	(30,641)

The accompanying notes are an integral part of this statement.

FREITAG CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCES, December 31, 2023	$ 14,876
Contributions	35,000
Distributions	-
Net Loss	(30,641)
BALANCES, December 31, 2024	$ 19,235

The accompanying notes are an integral part of this statement.

FREITAG CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(30,641)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and deposits		1,831
Accounts payable and accrued expenses		(90)
Due to parent		(5,319)
Net cash used by operating activities		(34,219)
CASH FLOW FROM FINANCING ACTIVITIES:		
Member contributions	$	35,000
Net cash provided by financing activities		35,000
NET CHANGE IN CASH		781
CASH, beginning of year		17,349
CASH, end of year	$	18,130

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Freitag Capital LLC, (the "Company") is a limited liability company which was formed in the State of a Massachusetts on August 8, 2018 and a fully owned subsidiary of Freitag & Co., LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of providing corporate advisory services including mergers and acquisitions, and private placement of securities.

Revenue Recognition

The Company records advisory revenue when earned in accordance with an executed engagement agreement. The Company records revenue from the transfer of securities related to Mergers and Acquisitions and Private Placements when earned in accordance with an executed engagement agreement. Other revenue is recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is formed as a single member limited liability company and as such, earnings and losses of the Company are passed through to the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and net capital requirements of $17,186 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0549 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

NOTE 3 - SEGMENT REPORTING

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an expense allocation agreement with the Parent, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by the Parent in support of the operations of the Company. These expenses generally consist of support labor, professional fees and other general and administrative services. For the year ended December 31, 2024, total allocated expenses from the Parent to the Company were $1,950.

At December 31, 2024, the payable due to the Parent in connection with these services totaled $0.

The Parent contributed $35,000 in equity to the Company during the year ended December 31, 2024.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2024, the Company did not exceeded the federally insured limit.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2024 requiring contingent loss recognition.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

FREITAG CAPITAL LLC

SCHEDULE I - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING AUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	19,235
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		19,235
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Other current assets		2,049
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		17,186
Net capital	$	17,186
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	63
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	12,186
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	11,186
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	944
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	944
Percentage of aggregate indebtedness to net capital		5.49%

See Report of Independent Registered Public Accounting Firm

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2024.

FREITAG CAPITAL, LLC

SCHEDULES II & III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2024

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Freitag Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) [Name of Broker-dealer] (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Freitag Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Freitag Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

David Lundgren & Co

Olathe, Kansas

March 14, 2025

FREITAG CAPITAL

EXEMPTION REPORT

Freitag Capital, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

I, John Mark Bedell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John M. Bedell February 28, 2025

CCO